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                               November 16, 2022

       Shuibo Zhang
       Chief Executive Officer
       Jiuzi Holdings, Inc.
       No.168 Qianjiang Nongchang Gengwen Road, 15th Floor
       Economic and Technological Development Zone
       Xiaoshan District, Hangzhou City
       Zhejiang Province 310000
       People   s Republic of China

                                                        Re: Jiuzi Holdings,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed November 4,
2022
                                                            File No. 333-267617

       Dear Shuibo Zhang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 17, 2022 letter.

       Amendment No. 1 to Form F-3 filed November 4, 2022

       Cover page

   1. We note your response to comment 1 that your corporate structure entails risks that could result in a material
change in your operations and/or the value of the securities. Please revise to disclose that
such risk would likely result in a material change or tell us why you believe it is not
appropriate to do so.
   2.                                                   We note your response
to comment 2 and reissue in part. We note in the fifth
 Shuibo Zhang
FirstName  LastNameShuibo  Zhang
Jiuzi Holdings, Inc.
Comapany 16,
November   NameJiuzi
               2022 Holdings, Inc.
November
Page  2    16, 2022 Page 2
FirstName LastName
         paragraph that you continue to disclose that any references to    we
,    us   ,    our Company,
            the Company,    or    our    are to Jiuzi Holdings Inc., its
subsidiaries and the VIE and VIE   s
         subsidiaries; and make references throughout the document to "our VIE." Please revise to
         refrain from using terms such as    we    or    our    when describing
activities or functions of a
         VIE.
Organizational Structure, page 2

3.       We note your response to comment 9. We also note that your disclosure on page
         4 under Share Pledge Agreement continues to make references to control or benefits because of the VIE without also qualifying such statements with disclosure of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP and the fact that you are the primary beneficiary of the VIE for accounting purposes. As examples only, we note the following disclosures:
             The purposes of the Share Pledge Agreement are to    provide Jiuzi
WFOE control
              over Zhejiang Jiuzi. (second paragraph on page 4);
             However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. (fifth paragraph on page 4); and
             In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations. (sixth paragraph on page 4).
         Please revise here and throughout the document.
Condensed Consolidating Schedule and Consolidated Financial Statements, page 5

4. We note your response to comment 8 and the tabular form condensed consolidating statements that disaggregates the operations and depicts the financial position, including revenue as of October 31, 2021 and 2020; and for the six months ended April 30,
         2022. Please revise to present major line items for intercompany receivables and amounts associated with intercompany transactions, as applicable. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
Recent Regulatory Actions by the PRC Government, page 13

5. We note your response to comment 11 and reissue. Please revise to clarify that your conclusions were based upon the advice of the PRC counsel as it does not appear that you provided the information indicated in your response. As a related matter, state the name of the PRC counsel whose advice was provided and explain why an opinion was not obtained.
 Shuibo Zhang
Jiuzi Holdings, Inc.
November 16, 2022
Page 3

       Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any questions.



                                                       Sincerely,
FirstName LastNameShuibo Zhang
                                                       Division of Corporation
Finance
Comapany NameJiuzi Holdings, Inc.
                                                       Office of Trade &
Services
November 16, 2022 Page 3
cc:       Jason Ye, Esq.
FirstName LastName